 SC 13G 1 ef20018944_sc13g.htm SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TENET HEALTHCARE CORPORATION
(Name of Issuer)

Common Stock, $0.05 par value per share
(Title of Class of Securities)

88033G407
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 7

CUSIP No. 88033G407	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,658,791

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,658,791

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,658,791

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 88033G407	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,658,791

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,658,791

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,658,791

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 88033G407	Page 4 of 9 Pages
Item 1(a).	Name of Issuer:

Tenet Healthcare Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14201 Dallas Parkway, Dallas, TX 75254

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Glenview Capital Management, LLC (“Glenview Capital Management”); and
ii)	Larry Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), and Glenview Healthcare Master Fund, L.P., a Cayman Islands limited partnership (“Glenview Healthcare Master Fund” and collectively, the “Glenview Funds”).

Glenview Capital Management serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).	Citizenship:

i)	Glenview Capital Management is a Delaware limited liability company;
ii)	Mr. Robbins is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.05 per share (the “Shares”)

Item 2(e).	CUSIP Number:

88033G407

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 88033G407	Page 5 of 9 Pages
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of September 30, 2024, each of Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of 2,658,791 Shares. This amount consists of: (A) 1,028,606 Shares held for the account of Glenview Capital Master Fund; (B) 1,617,956 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (C) 12,229 Shares held for the account of Glenview Healthcare Master Fund.

Item 4(b).	Percent of Class:

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 2.77% of Shares outstanding. (There were 95,822,000 Shares outstanding as of July 24, 2024, based on the Issuer’s quarterly report on Form 10-Q filed on July 30, 2024.)

Item 4(c).	Number of Shares as to Which Such Person Has:

Each of Glenview Capital Management and Mr. Robbins:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,658,791
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,658,791

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 88033G407	Page 6 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

November 14, 2024

CUSIP No. 88033G407	Page 7 of 9 Pages
EXHIBIT INDEX

Ex.	Page No.
A	Joint Filing Agreement	8
B	Power of Attorney	9

CUSIP No. 88033G407	Page 8 of 9 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Tenet Healthcare Corporation dated as of November 14, 2024 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

GLENVIEW CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

November 14, 2024

CUSIP No. 88033G407	Page 9 of 9 Pages
EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Larry Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney revokes the previous Power of Attorney, executed by the undersigned on February 10, 2009, and shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 2nd day of February, 2016.

/s/ Larry Robbins
Larry Robbins